Mail Stop 7010

							September 29, 2005

via U.S. mail and Facsimile

Brian M. Sondey
Chief Executive Officer
TAL International Group, Inc.
100 Manhattanville Road
Purchase, NY 10577-2135


Re:	TAL International Group, Inc.
	Form S-1/A filed September 20, 2005
	File No. 333-126317

Dear Mr. Sondey:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-1/A filed September 20, 2005

Summary, page 1
The Preferred Share Exchange, page 7

1. Identify the officers or directors who will receive dividends from the proceeds of the offering.

Risk Factors, page 13
The Resolute Fund, L.P. and its affiliated funds...page 21

2. We note that the beneficial ownership percentages disclosed in this risk factor are not consistent with the disclosure on page 78 regarding the beneficial ownership of the entities and individuals that are parties to the stockholders agreement, which includes the Resolute Funds. Revise this risk factor to include the percentage ownership after the offering by the other stockholders that are a party to the agreement.

We will require a significant amount of cash..., page 22

3. We note your response to prior comment 10 and the added disclosure regarding the annual interest expense. We note that under your senior secured credit facility, you are required to make quarterly principal payments. Therefore, you should disclose the estimated amount of your annual debt service under the senior secured credit facility.

Capitalization, page 29

4. Disclose the number of common shares that will be issued in exchange for the Series A preferred stock. It is our understanding that 10,589,715 shares will be issued assuming an offering price of
$19 per share. Provide a similar explanation in pro forma adjustment
11 on page 39.

Interest Expense, page 29

5. Reference is made to the disclosure in the next to the last sentence on page 21 regarding the company`s calculation of annual estimated interest expense on debt outstanding at June 30, 2005. Similar disclosure should be provided in management`s discussion and analysis, with the unaudited pro forma financial statements found on pages 32 to 39 and in the capitalization presentation on page 29.

Properties and Facilities, page 74

6. We note that as of July 1, 2005 the company has 19 offices in
12
countries and 195 third party container depot facilities in 40 countries. To the extent that information about the location of the container depot facilities is material, additional disclosure should be given on page 74.





Principal and Selling Stockholders, page 87

7. We note your response to prior comment 20. Revise this section to disclose the natural person or persons having sole or shared voting and investment control over the securities held by Edgewater Private
Equity Fund IV, L.P. and JZ Equity Partners plc.  See
Interpretation
4S. of Regulation S-K Item 507 in the March 1999 supplement of the manual of publicly available CF telephone interpretations.

Certain Relationships and Related Party Transactions, page 84

8. We note your response to prior comment 21; however, it appears that the descriptions of the management agreements could be further revised to be more easily read. Please revise to delete complex imbedded lists of information taken from legal documents and describe the terms of the agreements in plain English and use bullet format disclosure.

Report of Independent Registered Public Accounting Firm, page F-2

9. The report should be issued in definitive form. We note the report will be dual dated with respect to the third, fourth and fifth paragraphs of Note 15 on page F-24.

10. Each amendment to the registration statement should include a currently dated consent of the independent registered public accounting firm.

Note 6, Stock Options, page F-18

11. Disclose that the proposed offering will cause the options for 534,425 common shares outstanding under the 2004 Management Stock
Plan will to become fully vested and exercisable.

Note 15, Subsequent Event, page F-24

12. Disclose the exercise price of the options for 612,195 common shares that will be granted under the 2005 Management Omnibus
Incentive Plan. We understand the exercise price will not be less than 100% of fair value on the date of grant.

Quarter ending September 30, 2005

13. Tell us the information the company has at the present time regarding results of operations for the quarter ending September 30,
2005. Tell us how those results compare to the immediately preceding quarter and the same quarter in the immediately preceding year.
If
the results provide an indication of a change in trends, the changes should be discussed. To the extent that information is reasonably available, consideration should be given to disclosure in the filing.

Legality Opinion

14. Please provide an opinion regarding the legality of the shares to be issued if the over-allotment option is exercised.

15. Please confirm in writing that you concur with our understanding that the reference and limitation to "General Corporation Law of the
State of Delaware" includes the statutory provisions of the Delaware
Constitution and reported judicial decisions interpreting these laws.
In this regard, we note the second paragraph on page two of the opinion.

16. Please delete the first sentence of the penultimate paragraph of the opinion as you may limit the opinion as to purpose, but not as to persons.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Marie Trimeloni, Staff Accountant, at (202) 551-3734 or, in her absence, Nathan Cheney, Assistant Chief Accountant, at (202) 551-3714 if you have questions regarding comments on the financial statements and related matters. Please contact Tamara Brightwell, Staff Attorney, at (202) 551-3751 or me at
(202) 551-3767 with any other questions.


	Sincerely,



	Jennifer Hardy
	Branch Chief


cc: 	Martin J. Collins
	Philip O. Brandes
	Mayer, Brown, Rowe & Maw LLP
	1675 Broadway
	New York, New York 10019
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Brian M. Sondey
TAL International Group, Inc.
September 29, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE